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                           EXHIBIT 21.1

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                               August 22, 1995


FOR IMMEDIATE RELEASE       CONTACT: Timothy P. Losik
                                     Chief Financial Officer




        HADCO CORPORATION ADOPTS STOCKHOLDER RIGHTS PLAN


August 22, 1995 -- Hadco Corporation announced today that its Board of Directors has adopted a Stockholder Rights Plan in which Common Stock Purchase Rights will be distributed as a Rights dividend at the rate of one Right for each share of Common Stock held as of the close of business on September 11, 1995.

The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on September 11, 2005. Patrick Sweeney, the Company's President and Chief Executive Officer, said that the Stockholder Rights Plan was not adopted by the Board in response to any specific offer or threat, but rather is intended to protect the interests of stockholders in the event the Company is confronted in the future with coercive or unfair takeover tactics. He also indicated that similar plans have been adopted by over 1500 public companies.

Each Right will entitle holders of Company Common Stock to buy one share of Common Stock of the Company at an exercise price of $130. The Rights will be exercisable only if a person or group acquires more than 20% (exempting the stock ownership of Horace H. Irvine II, the founder and Chairman of the Board of the Company, and certain related persons and entities) of the Common Stock, or announces a tender or exchange offer which would result in its ownership of 25% or more of the Common Stock, or a person owning 10% or more of the Common Stock is determined by the Board to be an Adverse Person, as defined in the Rights Plan.

If any person or group becomes the beneficial owner of 25% or more of the Common Stock except pursuant to a tender offer for all shares at a price that a majority of the independent directors determines to be fair; a more-than-20% stockholder engages in a merger with the Company in which the Company survives and its Common Stock remains outstanding and unchanged; certain other self-dealing events involving the Company and a more-than-20% stockholder occur; or, under certain circumstances, the Board determines a 10% or more stockholder to be an Adverse
Person, each Right not owned by such person or related parties will entitle its holder to purchase, at the then current exercise price of the Right, Common Stock
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of the Company (or, in certain circumstances as determined by the
Board, a combination of cash, property, Common Stock or other securities or a reduction in the exercise price) having a value of twice the Right's exercise price. In such circumstances, the Company may also exchange one share of Common Stock for each Right outstanding. In addition, if the Company is involved in a merger or other business combination transaction with another person in which its Common
Stock is changed or converted, or sells or transfers more than 50% of its assets or earning power to another person, each Right that has not previously been exercised will entitle its holder to purchase, at the then current exercise price of the Right, shares of Common Stock of such other person having a value of twice the Right's exercise price.

The Company can in certain circumstances redeem the Rights at $0.01 per Right. The Rights will expire on September 11, 2005 unless earlier redeemed or exchanged.

Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

Hadco Corporation, headquartered in Salem, New Hampshire, is a leading supplier of electronic interconnect products and services. Markets served include original equipment manufacturers and contract assemblers in the computer, telecommunications, automotive, medical instruments, and industrial automation sectors of the electronics industry.